                                 CONFORMED COPY

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1933


                         For the month of February 2004



                                BANCOLOMBIA S.A.
                 (Translation of Registrant's name into English)


                               Calle 50 No. 51-66
                               Medellin, Colombia
                    (Address of principal executive offices)



(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

      Form 20-F      X        Form 40-F
                   _____                   _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes                     No             X
                   _____                   _____

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________.)
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This Report on Form 6-K shall be incorporated by reference into the registrant's registration statement on Form F-3 (File No. 333-12658).
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                                    SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    BANCOLOMBIA S.A.
                                      (Registrant)



Date: February 13, 2004             By  /s/  JAIME ALBERTO VELASQUEZ B.
                                        _______________________________
                                    Name:   Jaime Alberto Velasquez B.
                                    Title:  Vice President of Finance
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[BANCOLOMBIA LOGO]



              BANCOLOMBIA ISSUES ORDINARY BONDS FOR Ps 400 BILLION



Medellin, February 13, 2004. NYSE (CIB)


On February 11, 2004 BANCOLOMBIA issued 40,000 ordinary bonds with an aggregate face value of Ps 400 billion, which had been offered to the public on February 10, 2004. The bonds were offered in Colombia and are registered with the Colombian Stock Exchange.

The following table sets forth the aggregate face value, term and interest rate(1) of each series of bonds:

Series A    18 months: Ps 100 billion at DTF + 1.5%
Series B    24 months: Ps 51,260 million at DTF + 1.7%
Series C    CPI at 36 months: Ps 25 billion at CPI + 3.9%
Series C    DTF at 36 months: Ps 75 billion at DTF + 2%
Series D    CPI at 60 months: Ps 37,890 million at CPI + 4.7%
Series D    DTF at 60 months: Ps 110,850 million at DTF + 2.35%



As a result of the offering, BANCOLOMBIA has improved its liability structure by extending the duration of its liabilities. This provides BANCOLOMBIA with greater liquidity to fund its structure of long term loans.

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(1) DTF:  Rate for fixed term deposits (Depositos a termino fijo)
    CPI:  Consumer Price Index.






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CONTACTS

JAIME A. VELASQUEZ     MARIA A. VILLA            WWW.BANCOLOMBIA.COM
FINANCIAL VP           IR MANAGER                FAX: (574) 2307208
TEL.: (574) 5108666    TEL.: (574) 5108866